SECURIT[barcode] N

05038070

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASHINGTON DC

SEC FILE NUMBER
8- 37135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwich Capital Markets, Inc / DBA / RBS Greenwich Capital

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Steamboat Road

(No. and Street)

Greenwich	Connecticut	06930
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol P. Mathis (203) 618-2585

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP

(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, Carol P. Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RBS Greenwich Capital, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

CARLA SILVA
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2008
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (o) Schedule of Segregation Requirements and Funds in Segregation pursuant to the Commodity Futures Trading Commission Regulation 1.32.
- x (p) Schedule of Secured Amounts and Funds Held in Seperate Accounts for Foreign Futures and Foreign Option Customers pursuant to Commodity Futures Trading Commission Regulation 30.7.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 202 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Greenwich Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Greenwich Capital Markets, Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Greenwich Capital Markets, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 26, 2005

GREENWICH CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004
(in millions except share data)

ASSETS	
Cash and cash equivalents	$ 4
Cash and securities segregated under federal and other regulations	340
Receivables from brokers, dealers and other institutions	5,101
Securities purchased under agreements to resell and other collateralized financing arrangements	52,233
Trading assets	
Securities and other financial instruments owned ($30,684 pledged as collateral)	32,543
Derivative contracts	65
Accrued interest receivable	257
Other assets	89
Total Assets	$ 90,632
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	$ 268
Payables to brokers, dealers and other institutions	2,715
Securities sold under agreements to repurchase and other collateralized financing arrangements	56,750
Trading liabilities	
Securities and other financial instruments sold, but not yet purchased	28,305
Derivative contracts	31
Accrued interest payable	234
Other liabilities	743
Subordinated debt	105
Total Liabilities	89,151
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in-capital	511
Retained earnings	970
Total Stockholder's Equity	1,481
Total Liabilities and Stockholder's Equity	$ 90,632

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Greenwich Capital Markets, Inc. ("GCM") is a wholly owned subsidiary of Greenwich Capital Holdings, Inc. ("Holdings"). Holdings is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). GCM is engaged in the sale, trading and financing of fixed income instruments and related derivatives and futures.

GCM is a Securities and Exchange Commission ("SEC") registered broker-dealer, a primary dealer of U.S. Government securities and a Commodity Futures Trading Commission ("CFTC") designated Futures Commission Merchant ("FCM"). GCM is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency and mortgage backed securities, and the execution and clearance of exchange traded futures and options on futures contracts. GCM also trades over-the-counter options on U.S. Treasury securities. It transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates
This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions regarding trading inventory valuations and other matters that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents
GCM has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Transfers of Financial Assets
GCM accounts for transfers of financial assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125." Under SFAS No. 140, transfers of financial assets are accounted for and reported based upon the application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Transfers of financial assets where the transferor has surrendered control over the transferred assets are accounted for as sales. Otherwise, transfers are accounted for as collateralized financing arrangements.

Collateralized Financing Arrangements
Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the contract value as specified in the respective agreements. These securities are principally U.S. Government and U.S. Government Agency obligations. The principal and accrued interest

Continued

amounts are presented on a net-by-counterparty basis pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 41 ("FIN 41"), "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements".

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Interest is accrued at the stipulated contract rate. It is GCM's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain additional collateral as is necessary.

Securities Transactions
Regular-way securities transactions are recorded on the statement of financial condition on trade date and carried at fair value. Fair value is generally based on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Securities transactions in the forward market and when-issued transactions are recorded at full value in the statement of financial condition on a settlement-date basis. The mark-to-market values of these transactions are recorded on the statement of financial condition from trade date through settlement date.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Derivative Contracts
A derivative contract is a financial instrument whose value is derived from an underlying instrument, index or rate. Derivative instruments include option, forward or futures contracts. A derivative contract generally represents future contractual commitments to exchange cash settlements based upon interest rates or other payment streams and agreed upon notional amounts or commitments to purchase or sell certain financial instruments at a specified time and price.

GCM accounts for derivative contracts under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by the provisions of SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".

The fair value of derivative contracts including forwards and options is reported in the statement of financial condition on trade date as an asset or liability under Trading assets or Trading liabilities. Derivative contracts are marked-to-market daily and are recorded on a net-by-counterparty basis where appropriate and where a legal right of set-off exists under enforceable master netting agreements pursuant to FASB Interpretation No. 39 ("FIN 39"), "Offsetting of Amounts Related to Certain Contracts".

The fair value of exchange-traded derivative instruments such as futures and certain option contracts are determined by quoted market prices. The fair value of derivative contracts

Continued

negotiated in the over-the-counter ("OTC") markets is based on dealer price quotations or pricing models which consider, among other factors, current and contractual market prices, credit spreads, market liquidity, time value and yield curve and volatility factors of the underlying positions.

Securitization Activities
When GCM securitizes financial assets such as securities, it may retain, among other items, interest-only strips, residual securities and one or more tranches, all of which are retained interests in the securitized assets. These financial instruments are carried at fair value. To obtain fair values of retained interests, quoted market prices are used, if available. Where market quotations are not available, GCM estimates the fair value of retained interests using observable market data of management's best estimate of certain key assumptions including prepayment speeds, credit losses and forward yield curves, in conjunction with determining the present value of future expected cash flows.

Income Taxes
GCM accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. GCM is included in the consolidated U.S. Federal and certain combined state income tax returns of Holding's U.S. holding company parent, NatWest Group Holdings Corporation. In accordance with a tax-sharing agreement with Holdings, the provision for income taxes reflected in the financial statements is computed on a separate company basis and the resulting balances are settled regularly with Holdings.

Consolidation of Variable Interest Entities
GCM follows FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an interpretation of ARB 51," ("FIN 46(R)"), as revised, to determine when enterprises should consolidate variable interest entities ("VIE's").

FIN 46(R) requires that a VIE be consolidated by its "primary beneficiary", who is the party subject to the majority of the expected losses or a majority of the expected residual returns of the VIE, or both. Qualifying special purpose entities ("QSPE's") as defined by SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" are specifically excluded from the scope of FIN 46(R). GCM assesses its involvement with VIE's to determine whether consolidation is required.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2004, securities owned with a fair value of $42.1 million and securities received as collateral via securities purchased under agreements to resell transactions with a fair value of $87.5 million were in segregation accounts in accordance with SEC rules. A deposit of securities with a fair value of $71.2 million was made on January 4, 2005 for the final establishment of the customer reserve deposit pursuant to SEC Rule 15c3-3.

Cash and cash equivalents valued at approximately $298.2 million at December 31, 2004 were in segregation accounts in accordance with CFTC regulations.

Continued

4. Securities and Other Financial Instruments

Securities and other financial instruments owned and sold, but not yet purchased at December 31, 2004 are summarized as follows (in millions):

Type of instrument	Assets	Liabilities
U.S. Government obligations	$ 10,868.7	$ 26,609.8
U.S. Government Agency obligations	14,546.9	1,687.5
Mortgage-backed obligations	7,127.0	7.6
	$ 32,542.6	$ 28,304.9

5. Fair Value Information

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires GCM to report the fair value of financial instruments, as defined. At December 31, 2004, substantially all of GCM's financial instruments are carried at fair value or amounts that approximate fair value. Financial instruments not carried at fair value approximate fair value as they are short-term in nature, bear interest at current market rates or are subject to frequent repricings.

6. Derivative Financial Instruments

In the normal course of its business, GCM enters into various transactions involving derivative instruments, including futures and forward contracts, exchange-traded and OTC options, and mortgage-backed to-be-announced securities. Risk in these derivative transactions involves both the risk of counterparty non-performance under the terms of the contract and the risk associated with changes in the fair value of the derivative contracts and underlying instruments. GCM's position in derivative contracts is generally economically hedged through the purchase or sale of other interest rate sensitive financial instruments.

GCM's exposure to credit risk in derivative contracts at any point in time is represented by the fair value of derivative contracts reported as trading assets, net of any trading liabilities where appropriate and where a legal right of set-off exists under enforceable netting agreements pursuant to FIN 39. Potential future exposure represents additional exposure to credit risk to which GCM may be subject. GCM mitigates these exposures as described in Note 7.

7. Risk Management

As a major participant in the fixed income and asset-backed markets, GCM is exposed to various and multiple risks that arise in the normal course of its business. Two significant risks which GCM is subject are market risk and credit risk. Additionally, GCM is exposed to operational, legal and financial control risks.

Market risk arises from the potential changes in the fair values of GCM's trading assets and liabilities. Components of market risk include exposures to changes in the level or volatility

Continued

of interest rates, foreign exchange rates, credit spreads and prepayment speeds. GCM's exposure to market risk is affected by certain factors including the volatility and liquidity of the markets in which GCM participates as well as the interrelationships between GCM's trading assets and liabilities.

Credit risk arises from the potential that a counterparty to a transaction with GCM or an issuer of securities or underlying instruments held by GCM might fail to perform under its contractual obligations, which could result in GCM incurring losses.

Operational, legal and financial control risk relate to losses GCM may incur due to, among various items, potential operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, and inadequacies in financial control systems.

GCM monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and risk management monitoring systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit, market and other risks to which it is subject. GCM's senior management have an active role in the risk management process and through documented policies and procedures, require that various support and business groups participate in providing monitoring and oversight. GCM's risk management practices are subject to periodic review by GCM's internal auditors and RBS.

Market risk is monitored daily and controlled through individual and group risk limits, position limits, management oversight, stress testing and periodic independent pricing reviews. GCM attempts to control its market risk exposures through hedging strategies and certain statistical monitoring mechanisms, including "Value-at-Risk" based analyses.

Credit risk is controlled by monitoring counterparty credit exposures and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties and requiring collateral to be deposited with GCM when deemed necessary. Collateral held is generally in the form of U.S. Government securities, Federal Agency securities, other qualifying financial instruments or cash. GCM has established credit limits for issuers and counterparties that are also monitored on a daily basis. GCM further reduces credit risk by entering into enforceable netting agreements and arrangements that enable GCM to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Operational risk is managed under the oversight of an Operational Risk Committee made up of the heads of each of GCM's key operational support areas, and in accordance with a documented Operational Risk Program (the "Program"). Through the Program, GCM seeks to manage and reduce operational risks through the assignment of responsibility for the management of particular risks, the promulgation of documented policies and procedures, a New Products Committee responsible for reviewing and approving all new products prior to introduction, and information systems that monitor and track operational risk events.

Legal risk is managed through the assistance of an in-house Legal and Compliance Department staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. GCM's in-house lawyers work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and

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communicate to employees written policies and procedures for the proper conduct of the business in accordance with applicable law, regulations and GCM policy.

GCM seeks to control and minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

Concentrations of Credit Risk

Concentrations of credit risk from financial instruments arise when an entity holds significant positions in a single issuer or counterparty or in groups of issuers or counterparties that have similar characteristics or are engaged in a particular industry such that their ability to meet their obligations would be similarly impacted by changes in market or other conditions. GCM's credit concentrations may arise from trading, underwriting and financing activities. GCM monitors credit risk on both an individual issuer and group counterparty basis.

GCM is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of GCM's transactions is executed with financial institutions that include broker-dealers, commercial banks, mortgage bankers and institutional counterparties. GCM's exposure to credit risk can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to GCM.

GCM's largest concentration of credit risk relates to securities issued by the U.S. Government and Federal Agencies. At December 31, 2004, securities owned that were obligations of the U.S. Government or Federal Agencies represented approximately 28% of GCM's total assets. At December 31, 2004, approximately 93% of GCM's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, prior to any FIN 41 netting.

8. Short-term Borrowings

In addition to obtaining short-term borrowings through the repurchase and securities lending markets, GCM obtains short-term financing from Holdings. At December 31, 2004, this borrowing was on an overnight basis and carried an interest rate of 2.3%.

9. Subordinated Debt

At December 31, 2004, GCM had $105.0 million outstanding under a revolving subordinated loan agreement maturing in October 2006. The borrowing has an interest rate that fluctuates with Eurodollar rates. The interest rate at December 31, 2004 was approximately 3.2%. The loan agreement is between GCM and a third party and under the terms of the agreement, GCM must be in compliance with various covenants, the most restrictive of which requires the maintenance of a minimum of $150.0 million of stockholder's equity.

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the SEC's "Uniform Net Capital Rule". To the extent that the borrowing is required for GCM's continued compliance with minimum net capital requirements, it may not be repaid.

Continued

10. Commitments and Contingencies

Leases and related commitments
GCM has obligations under noncancelable operating leases, principally for office space, that expire on various dates through 2012.

Minimum future rental commitments, net of minimum sublease rentals, under noncancelable operating leases are set forth as follows (in millions):

Year	Amount
2005	9.8
2006	9.9
2007	9.9
2008	10.8
2009	0.8
Thereafter	1.9
	$ 43.1

Litigation
From time to time, GCM may be involved in certain legal and regulatory proceedings arising out of the conduct of its business. Management believes, based on currently available information and after consultation with counsel, that the resolution of such proceedings, in the aggregate, will not have a material adverse effect on GCM's financial position.

Borrow Versus Pledge
At December 31, 2004, GCM had pledged securities with a fair value of approximately $616.6 million against borrowed securities with a fair value of approximately $596.4 million. Of the amounts pledged and borrowed, approximately $302.9 million and $294.5 million, respectively, are with related parties. The securities borrowed and pledged are treated as off-balance-sheet transactions.

Letters of Credit
At December 31, 2004, GCM was contingently liable for approximately $35.0 million of letters of credit issued by third party banks on GCM's behalf to satisfy various collateral and margin deposit requirements at clearing organizations.

Securities and other financial instruments sold, but not yet purchased
Securities and other financial instruments sold, but not yet purchased, represent obligations of GCM to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized on the statement of financial condition.

Forward Financing Arrangements
In connection with its financing activities, GCM had outstanding commitments to enter into collateralized lendings of $677.6 million and had no commitments to enter into collateralized borrowings as of December 31, 2004.

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Underwriting Commitments
In the normal course of business, GCM enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2004 and subsequently settled had no material impact on the financial statements.

11. Guarantees

In the normal course of its business, GCM may enter into various types of guarantees with counterparties in connection with certain derivative, underwriting, securitization, asset sale and other transactions. Guarantees that are covered by FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Derivative Contracts
GCM enters into various derivative contracts that meet the definition of a guarantee under FIN 45. These derivative contracts primarily include certain written bond put options and written foreign exchange options. At December 31, 2004, GCM was party to derivative contracts that met or potentially met the definition of a guarantee pursuant to FIN 45 with notional amounts of approximately $3.1 billion and gross negative fair values of $2.9 million. Notional amounts do not represent the maximum payout and generally overstate GCM's exposure to these contracts. Fair values are netted in accordance with GCM's netting policy as described in Note 2. GCM attempts to mitigate the market risk associated with these activities by entering into a variety of offsetting derivative contracts and security positions as described in Note 7, Risk Management.

Indemnifications
GCM provides representations and warranties to counterparties in connection with, among other things, certain underwriting transactions and asset-sales and occasionally indemnifies those counterparties against potential losses caused by a breach of those representations and warranties. These indemnifications are ordinarily documented in standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Further, GCM has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. Accordingly, GCM has not recorded any liabilities in the statement of financial condition as of December 31, 2004 related to these indemnification arrangements.

Other Guarantees
GCM is a member of various exchanges and clearinghouses that trade, settle and clear securities and/or futures contracts. Under standard membership agreements, GCM guarantees the performance of other members and may be required to pay a proportionate

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share of the obligations of such exchanges or clearinghouses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearinghouses requiring its members to post collateral. GCM has not recorded any liabilities in the statement of financial condition as of December 31, 2004 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

12. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, GCM enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2004, GCM has accepted collateral that it is permitted by contract or industry practice to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The fair value of securities collateral received, excluding the impact of FIN 41, at December 31, 2004 was approximately $64,532.2 million.

In the normal course of business, this collateral is primarily used by GCM to cover short sales and to obtain financing. At December 31, 2004, substantially all of this collateral has been delivered against securities sold short or repledged by GCM.

At December, 31, 2004, all of the securities pledged to secured parties as identified on the statement of financial condition can be sold or repledged by the secured party.

13. Securitization Transactions

GCM engages in securitization activities pertaining to certain of its assets including commercial and residential mortgage related securities, U.S. Government agency collateralized mortgage obligations and pass-through securities, and other types of financial assets. Additionally, GCM acts as an underwriter in securitization transactions involving both client and proprietary transactions. GCM has classified these activities into two broad securitization categories, U.S. Agency and consumer based.

During 2004, GCM received proceeds of approximately $16,657.8 million from securitization trusts in connection with new securitizations.

In some instances, GCM retained certain interests. GCM typically does not retain a significant portion of the assets that it securitizes. This reduces the impact that changes to fair values of retained interests might have on GCM's financial results.

GCM's retained interests may be subordinated to other investors' interests. The investors and securitization trusts have no recourse to GCM's other assets for failure of debtors to perform on the securitized assets. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

Continued

At December 31, 2004, the fair values of GCM's retained interests, which are included in Securities and other financial instruments owned on the statement of financial condition, was approximately $1,048.3 million. These retained interests are composed of approximately $983.7 million in U.S. Agency based retained interests and $64.6 million in consumer based retained interests. These retained interests primarily relate to securities and arose from securitizations that have taken place in current and prior years.

Cash flows received in 2004 from retained interests held during 2004 in connection with securitizations that took place in current and prior years amounted to approximately $300.8 million.

Key economic assumptions used in measuring the value of retained interests at the date of securitization resulting from securitizations completed during the period were as follows:

Assumptions	U.S. Agency Retained Interests	Consumer Retained Interests
Prepayment speed	184-480 PSA	4-20% CPR[(1)]
Weighted average life	1-19 years	1-16 years
Cash flow discount rate	2-27%	4-11%
Credit losses	N/A[(2)]	N/A[(3)]

Key economic assumptions and the sensitivity of the current fair value of retained interests at December 31, 2004, to immediate adverse changes as indicated below in those assumptions are as follows (dollar amounts in millions):

Assumptions/Impact on Fair Value	U.S. Agency Retained Interests	Consumer Retained Interests
Fair value of retained interests at December 31, 2004	$983.7	$64.6
Prepayment speed[(4)]	12-35% CPR[(1)]	20-29% CPR[(1)]
Impact on fair value of 10% adverse change	$0.5	$0.4
Impact on fair value of 20% adverse change	$0.8	$0.7
Impact on fair value of 50% adverse change	$0.8	$1.4
Weighted average life	1-18 years	1-11 years
Cash flow discount rate	2-33%	4-6%
Impact on fair value of 10% adverse change	$18.2	$1.3
Impact on fair value of 20% adverse change	$35.6	$3.2
Credit losses	N/A[(2)]	N/A[(3)]
Impact on fair value of 10% adverse change	N/A	N/A
Impact on fair value of 20% adverse change	N/A	N/A
Impact on fair value of 50% adverse change	N/A	N/A

[(1)] Constant Prepayment Rate - The CPR range represents the low and high points of a dynamic CPR curve. [(2)] Population consists of securities whose collateral is guaranteed by U.S. Government Sponsored Entities and therefore, no credit loss has been assumed. [(3)] Population consists of only investment grade senior tranches and therefore, no credit loss has been assumed.
[(4)] Prepayment speed has been stressed on an overall portfolio basis for U.S. Agency retained interests due to the overall homogeneous nature of the collateral. Consumer interests have been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change

Continued

in the assumptions to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that GCM might take to mitigate the impact of any adverse changes in one or more key assumptions.

14. Variable Interest Entities

As discussed in Note 2, FIN 46(R) requires a VIE to be consolidated by a company if that company will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. GCM does not have material interests in VIE's.

GCM's primary involvement with special purpose entities ("SPE's) relates to securitization transactions in which financial assets such as securities and other assets are transferred to a QSPE who issues securities that are subsequently sold. GCM accounts for its interests in QSPE's based upon a financial-components approach whereby GCM recognizes only the interests it has retained in connection with such QSPE's.

Collateralized Debt Obligations ("CDO's") are VIE's with which GCM is involved. In general terms, CDO's are SPE's that own a diverse portfolio of securities, loans, or both, issue securities representing interests in the CDO's underlying assets and are managed by an asset manager. GCM does not retain significant interests in CDO's, nor does it manage such assets or have continuing significant involvement with CDO's. Accordingly, GCM is not required to consolidate such CDO's.

15. Net Capital Requirements

As a registered Broker-Dealer and Futures Commission Merchant, GCM is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," GCM has elected to compute its minimum net capital using the alternative method. As such, GCM is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in Rule 15c3-3, or 8% of customer plus 4% of non-customer risk margin requirements for futures and options on futures positions.

At December 31, 2004, GCM had regulatory net capital of $576.4 million, which was $538.7 million in excess of its required minimum net capital of $37.7 million.

Continued

16. Related Party Transactions

In the normal course of business, GCM conducts transactions with and provides operational and administrative support to affiliated companies. Certain GCM activities, primarily futures clearing operations, are guaranteed by National Westminster Bank Plc, a wholly owned subsidiary of The Royal Bank of Scotland plc.

The table below summarizes GCM's assets and liabilities as of December 31, 2004 with affiliated companies (in millions).

Assets:	
Receivables from brokers, dealers and other institutions	$ 68.8
Securities purchased under agreements to resell and other collateralized financing arrangements	6,165.8
Trading assets – Derivative contracts	6.6
Accrued interest receivable	11.0
Other assets	58.8
Liabilities:	
Short-term borrowings	$ 268.1
Payables to brokers, dealers and other institutions	207.8
Securities sold under agreements to repurchase and other collateralized financing arrangements	13,996.2
Trading liabilities – Derivative contracts	5.2
Accrued interest payable	11.9
Other liabilities	79.9

17. Employee Benefit Plans

Employees of GCM are eligible to participate in GCM's 401(k) Plan ("Plan") subject to the satisfaction of various eligibility requirements. GCM matches a portion of each participant's contribution in accordance with the Plan documents.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 26, 2005

Greenwich Capital Markets, Inc.
600 Steamboat Rd.
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Greenwich Capital Markets, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated January 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP